

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Nan Wang
Chief Financial Officer
SINOVAC BIOTECH LTD
No. 39 Shangdi Xi Road
Haidian District, Beijing 100085

Re: SINOVAC BIOTECH LTD
Form 20-F
Filed May 1, 2023
File No. 001-32371

Dear Nan Wang:

We have reviewed your July 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

Amendment No. 1 to Annual Report on Form 20-F

Cash and Asset Flow Through Our Organization, page 2

1. We note your response to prior comment 3 regarding how cash is transferred through your organization and reissue in part. Consistent with your response, please revise your disclosure to disclose (i) Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2022, (ii) Sinovac Antigua did not distribute any dividend and did not distribute any dividend to investors, including U.S. investors, in 2020, 2021 and 2022, and has no intention to distribute dividends in the near future and (iii) $263.2 million in dividends were paid by Sinovac Life Sciences Co., Ltd. to Sinovac Hong Kong and its other shareholders.

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevents Inspection, page 94

2. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin Su, Esq.